Exhibit 99.11

VALENS GROWORKS CORP.

MANAGEMENT’S DISCUSSION & ANALYSIS

For the Year Ended November 30, 2019

(Expressed in Thousands of Canadian Dollars Except Share Amounts)

The following management's discussion and analysis ("MD&A") of the financial condition and results of the operations of Valens GroWorks Corp. (the “Company” or “the Valens Company”) constitutes management's review of the factors that affected the Company's financial and operating performance for the year ended November 30, 2019. This MD&A has been prepared in compliance with the requirements of National Instrument 51-102 - Continuous Disclosure Obligations. This discussion should be read in conjunction with the audited annual consolidated financial statements of the Company for the years ended November 30, 2019 and 2018 together with the notes thereto. The results for the year ended November 30, 2019 are not necessarily indicative of the results that may be expected for any future period.

All financial information contained in this MD&A is current as of February 24, 2020 unless otherwise stated.

All financial information in this MD&A has been prepared in accordance with International Financial Reporting Standards (“IFRS”) and all dollar amounts are expressed in thousands of Canadian dollars, unless otherwise specified.

Additional information regarding the Company is available on SEDAR at www.sedar.com, and the Company’s website www.thevalenscompany.com. The date of this MD&A is February 24, 2020.

FORWARD-LOOKING INFORMATION

Inherent in forward-looking statements involve known and unknown risks, and factors may include, but are not limited to: unavailability of financing, changes in government regulation, general economic condition, general business conditions, limited time being devoted to business by directors, escalating professional fees, escalating transaction costs, competition, fluctuation in foreign exchange rates, competition, stock market volatility, unanticipated operating events and liabilities inherent in industry. Readers are cautioned that the foregoing list of important factors and assumptions is not exhaustive. Forward-looking statements are not guarantees of future performance. Events or circumstances could cause the Company’s actual results to differ materially from those estimated or projected and expressed in, or implied by, these forward-looking statements. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of factors, whether as a result of new information or future events or otherwise, except as may be required under applicable laws.

Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward- looking statements contained in this MD&A. Such statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to, the following assumptions: that there is no material deterioration in general business and economic conditions; that there is no unanticipated fluctuation of interest rates and foreign exchange rates; that the supply and demand for, deliveries of, and the level and volatility of commodity prices develop as expected; that the Company receives regulatory and governmental approvals as are necessary on a timely basis; that the Company is able to obtain financing as necessary on reasonable terms; that there is no unforeseen deterioration in the Company’s activity costs; that the Company is able to procure equipment and supplies, as necessary, in sufficient quantities and on a timely basis; that costs of closure of various operations are accurately estimated; that there are no unanticipated changes to market competition; that no environmental and other proceedings or disputes arise; and that the Company maintains its ongoing relations with its employees, consultants and advisors.

Management Discussion & Analysis

Readers are cautioned that the foregoing list of important factors and assumptions is not exhaustive. Forward-looking statements are not guarantees of future performance. Events or circumstances could cause the Company’s actual results to differ materially from those estimated or projected and expressed in, or implied by, these forward-looking statements. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of factors, whether as a result of new information or future events or otherwise, except as may be required under applicable laws.

The forward-looking statements contained herein are based on information available as of February 24, 2020.

COMPANY OVERVIEW

The Company was incorporated under the laws of British Columbia on January 14, 1981. The Company’s common shares trade under the trading symbol “VLNS” on the TSX Venture Exchange as a Tier 1 life science issuer and under the trading symbol “VLNCF” on the OTC Markets. The Company continues to deliver a diverse suite of extraction methodologies and next generation cannibinoid delivery formats. The Company also provides analytical testing services to third party licensed producers in the cannabis space through its ISO 17025 accredited analytical lab.

The Company operates through its five wholly-owned subsidiaries, Valens Agritech Ltd. (“VAL”), Supra THC Services Inc. (“Supra”), Valens Labs Ltd. (“Labs”) and Valens Farms Ltd. (“Farms”), all based in the Okanagan Valley of British Columbia and Southern Cliff Brands Inc. (“Pommies”) in the greater Toronto area of Ontario.

VAL was incorporated under the Business Corporations Act of the Province of British Columbia on April 14, 2014. On November 2, 2016, the Company completed the acquisition of VAL pursuant to a share exchange agreement dated October 31, 2016. VAL has been granted a standard processing and standard cultivation license under the Cannabis Act and has been licensed by Health Canada to sell directly to provincial distributors and other authorized Canadian retail supply channels. VAL also holds an analytical testing license from Health Canada.

Supra was incorporated under the Business Corporations Act of the Province of British Columbia on December 10, 2015. Supra holds an analytical testing license from Health Canada. On October 23, 2018, the Company entered into an agreement with Rotogro International Limited (“Rotogro”) to sell the shares of Supra. During the year ended November 30, 2019, the Company was advised by Rotogro that they would be unable to close the transaction and the Company subsequently requested the Supra analytical testing license be cancelled by Health Canada.

Labs was incorporated under the Business Corporations Act of the Province of British Columbia on October 18, 2018 to transfer the assets and operations of Supra upon the closing of the Rotogro transaction to allow the Company to continue to provide sector-leading analytical and proprietary testing services. Labs, in collaboration with Thermo Fisher Scientific (Mississauga) Inc., is developing a “Centre of Excellence in Plant Based Medicine Analytics” at the Company’s 25,000 square foot facility in Kelowna, B.C.

Farms was incorporated under the Business Corporations Act of the Province of British Columbia on July 19, 2018 to hold the Company’s interest in its joint venture project with Kosha Projects Inc. Subsequent to the end of the year, the Company terminated its investment in the facility with Kosha.

On November 8, 2019, the Company acquired 100% of the shares of Southern Cliff Brands Inc. (d/b/a Pommies Cider Co.) (“Pommies”). Pommies was an Ontario based manufacturer and distributer of alcoholic beverages within the cider industry. Products were sold through the Liquor Control Board of Ontario. Pommies is also a mature cannabis micro-processing license applicant.

CORPORATE HIGHLIGHTS

International Expansion Initiatives

Subsequent to year end, the Company entered into an expanded agreement with SoRSE Technology Corp., formerly Tarukino Holdings Inc. (“SoRSE”), granting the Company the exclusive licence to use the proprietary emulsion technology that transforms cannabis oil and oil-based terpenes into water-compatible forms for use in beverages, edibles, topicals and other consumer products in Canada, Europe, Australia and Mexico during the initial 5-year term, with a 2-year renewal of exclusivity based on achieving certain performance milestones. The consideration at closing was US$10,000, which is comprised of US$6,000 in cash (paid) and US$4,000 to be issued in common shares of the Company, based on the 10-day volume weighted average price of the Company’s common shares on TSX-V. As part of the Agreement, Valens will transfer to SoRSE royalty payments calculated as a percentage of sales and these payments will be subject to an annual minimum of $2 million over the 5-year term. The Company remains engaged in discussions on a number of international opportunities that will allow this technology, and the Company’s expertise in the sector, to be effectively utilized.

Management Discussion & Analysis

Domestic Expansion Initiatives

The Company acquired Pommies, a leading Ontario-based beverage company and mature cannabis micro-processing license applicant for total fair value consideration of $7,573, subject to achieving certain earn-out milestones including receipt of the Health Canada license, Health Canada amendment to permit sales, production of a target number of revenue earning units and achieving a trailing twelve months EBITDA target. Valens believes that cannabis-infused beverages will be one of the most profitable product lines based on overwhelming interest from existing customers and other ongoing discussions. With the existing facility and beverage infrastructure, the beverage expertise of the Pommies team, and the pending micro-processing licence application, Valens expects that the Acquisition provides the Company with a head start towards the launch of operations at the new facility and the production of cannabis-infused beverages. Furthermore, upon receiving a micro- processing licence at the facility, Valens intends to amend it to a standard processing licence over time, providing optionality for the facility to scale with demand.

The Company has also expanded its operational footprint with the addition of corporate offices located in downtown Toronto, Ontario. The corporate office will improve the Company’s ability to realize on a number of international opportunities, increase its ability to attract and retain top talent, coordinate global operations, manage international customer relationships and expand access to the institutional investment community.

Production and Operational Highlights

The Company increased its annual extraction capacity to 425,000 KG of dried cannabis and hemp biomass during the year ended November 30, 2019. As one of the largest third-party extraction companies in Canada, Valens continues to experience significant demand for its services and are accelerating growth to ensure the Company continues to meet the growing demand of its partners for both extraction and white label product development services. The Company processed the following input cannabis and hemp biomass in fiscal 2019.

	For the three-month periods ended
	November 30, 2019	August 31, 2019	May 31, 2019	February 28, 2019
Biomass extracted (kilograms)	24,426	26,625	8,547	1,796
% increase over prior period	(8)%	212%	376%	-

Extraction and White Label Manufacturing Partnerships

In fiscal 2019, the Company’s initial focus was on the development of business to business partnerships for custom extraction processing of cannabis and hemp biomass, which in the back half of the year shifted to more product development and white label services with both licensed and non-licensed partners.

During the year ended November 30, 2019, the Company entered into the following agreements with industry partners:

•	Tilray Inc. – expanded the Company’s existing agreement to increase the service offering of extraction services by 300% to 60,000 kilograms per annum and added white label manufacturing services;

•	HEXO Corp – the Company entered into an extraction service agreement with annual minimum quantities of 30,000 kilograms of input cannabis or hemp biomass in year one increasing to 50,000 kilograms in year two;

•	The Green Organic Dutchman – the Company entered into an organic extraction service agreement with annual minimum quantities of 30,000 kilograms of input biomass in year one increasing to 50,000 kilograms in year two;

•	The Company also entered into agreements with Organigram Inc., Canopy Growth Corporation, Sundial Growers Inc., Tantalus Labs to provide a variety of different services including extraction, formulation and white label product development;

Management Discussion & Analysis

•	Shoppers Drug Mart - the Company signed an agreement to become the first third party processor to supply Medical Cannabis by Shoppers Drug Mart with cannabis oil products for their online medical cannabis site;

•	Iconic Brewing - the Company signed its first beverage agreement with Iconic Brewing to manufacture 2.5 million cannabis beverages over the term of the 5-year agreement;

•	BRNT – the company entered an agreement with BRNT Ltd. to manufacture a minimum of 2.2 million vape pens for the Canadian market over the next 2 years.

Subsequent to the year ended November 30, 2019, the Company:

•	Entered into an agreement with Emerald Health Thereputics Inc. to process a minimum of 10,000 kilograms of cannabis and hemp biomass on an annual basis over the four-year term of the agreement. In addition, the agreement outlines white label manufacturing services including formulation, mixing and filling for product formats including vaporizers, soft gels and tinctures.

•	Entered into a supply agreement with Dynaleo to provide a minimum of 40 kilograms of active THC or CBD cannabinoids over the initial two-year term of the agreement.

•	Received a purchase order from a customer to export products to Australia. The initial purchase order is for three SKUs of tinctures, totalling over 3,000 units. The Company anticipates shipping these products in the second quarter of fiscal 2020, subject to receiving necessary import and export permits.

Capital Markets Strategy

The Company was accepted for listing the common shares and warrants of the Company on the TSX Venture Exchange (“TSXV”) as a Tier 1 life sciences issuer. The Company’s common shares commenced trading on July 10, 2019 on the TSXV under the symbol “VGW” and the warrants commenced trading under the symbol “VGW.WT.A” on the same day. The Company subsequently completed a rebranding to The Valens Company and as a result the common shares commenced trading on December 19, 2019 on the TSXV under the symbol “VLNS” and the warrants commenced trading under the symbol “VLNS.WT” on the same day.

In addition, the Company was able to secure eligibility from the Depository Trust Company (“DTC”) and qualified and began trading on the OTCQX Best Markets in the U.S.

Subsequent to the end of the year, TSXV accepted the Company’s notice of intention to commence a Normal Course Issuer Bid (“NCIB”), which allows the Company to repurchase, at its discretion, up to 6,275,204 common shares in the open market or as otherwise permitted by the TSXV subject to the normal terms and limitations of such bids. Common shares purchased by the Company will be cancelled. The program commenced on December 19, 2019 and will terminate on December 18, 2020, or such earlier date as the Company completes its purchases pursuant to the notice of intention.

Equity Transactions for the Year ended November 30, 2019

On April 9, 2019, the Company closed a bought deal financing, pursuant to which the Company issued 14,618,644 units valued at $43,125 which is comprised of one common share of the Company and one-half share purchase warrant. Each full share purchase warrant is exercisable at a price of $4.00 per share for a period of twenty-four months from the date of closing, subject to acceleration conditions. In connection with the financing, the Company paid a cash commission of $2,588 and issued 877,119 broker warrants valued at $1,666. Each broker warrant entitles the holder to purchase one unit at a price of $2.95 per unit for a period of twenty-four months from the date of closing, subject to acceleration conditions. Each unit is comprised of one common share and one-half share purchase warrant, with each full warrant exercisable at a price of $4.00 per share until April 9, 2021, subject to certain acceleration conditions. The fair value of the warrants was determined using the Black Scholes model utilizing the following assumptions: discount rate of 1.60%, volatility of 106%, expected life of 2 years and exercise price of $2.95;

The Company issued 9,037,252 common shares in connection with the exercise of warrants for gross proceeds of $22,602. As a result of the exercise of warrants, the fair value of the warrants amounting to $6,345 was reclassified from reserves to share capital;

The Company issued 1,913,439 common shares in connection with the exercise of options for gross proceeds of $1,144. As a result of the exercise of options, the fair value of the options amounting to $3,077 was reclassified from reserves to share capital;

Management Discussion & Analysis

The Company issued 1,713,000 common shares valued at $3,089 in connection with employment, consulting and board of directors’ compensation agreements resulting in a reduction in the obligation to issue shares of $2,549, an increase in share capital by $3,089 and recognition of management and consulting fees of $540;

The Company issued 3,800,000 common shares valued at $10,410 in settlement of a consulting agreement resulting in an increase in share capital by $10,410, a reduction in the obligation to issue shares of $4,465 and recognition of contract termination expense of $5,945; and

The Company issued 1,208,104 common shares valued at $3,524 in connection with the acquisition of Pommies.

Equity Transactions Subsequent to the Year ended November 30, 2019

The Company issued 175,424 common shares and 87,712 warrants exercisable at a price of $4.00 per common share in connection with the exercise of broker warrants for gross proceeds of $518.

The Company issued 300,000 common shares to settle obligations to issue shares to officers and employees.

SELECTED FINANCIAL INFORMATION

Selected Statements of Loss Information	2019	2018	2017
Revenue	58,106	52	41
Gross profit	41,351	20	16
Gross profit %	71.2%	38.5%	39.0%
Operating expenses	33,097	13,787	5,271
Other expenses (income)	8,515	2,144	(872)
Loss before income taxes	(261)	(15,911)	(4,383)
Income taxes	(6,275)	(1)	-
Loss and comprehensive loss	(6,536)	(15,912)	(4,383)
Basic and diluted loss and comprehensive loss per share	(0.06)	(0.22)	(0.08)
Weighted average number of shares	111,562,370	73,175,042	56,206,627
Adjusted EBITDA(1)	27,436	(7,290)	(2,508)

(1)	Defined as loss and comprehensive loss for the period before interest, taxes, depreciation and amortization adjusted for other one-time and non-cash items, which is a non-GAAP measure discussed in the “Adjusted EBITDA” section.

	As At
Selected Statements of Financial Position Information	November 30, 2019 $	November 30, 2018 $	November 30, 2017 $
Cash	49,888	1,726	292
Short-term investments	8,813	23,506	-
Inventory	7,171	507	-
Other working capital	22,304	2,883	(1,118)
Non-current assets	45,440	21,455	8,035
Equity	132,734	52,713	7,209

The Company has three reportable segments: cannabis operations, analytical testing and corporate, consistent with the manner in which the Company reports information to its Board of Directors.

Management Discussion & Analysis

The operating segments for the three-month period ended:

	November 30, 2019				November 30, 2018
	Cannabis Operations $	Analytical Testing $	Corporate $	Total $	Cannabis Operations $	Analytical Testing $	Corporate $	Total $
Revenue	30,534	356	(266)	30,624	-	18	(4)	14
Cost of sales	7,936	219	(125)	8,030	-	(2)	12	10
	22,598	137	(141)	22,594	-	20	(16)	4
Other operating expenses	9,387	153	2,580	12,120	1,064	48	3,862	4,974
	13,211	(16)	(2,721)	10,474	(1,064)	(28)	(3,878)	(4,970)
Non- operating income (loss)	(6,323)	-	315	(6,008)	(174)	(15)	(2,230)	(2,419)
Net income (loss)	6,888	(16)	(2,406)	4,466	(1,237)	(43)	(6,107)	(7,387)
Total assets	50,652	1,365	102,734	154,751	8,162	3,414	42,098	53,674
Total liabilities	18,718	78	3,221	22,017	235	25	701	961

The operating segments for the year ended:

	November 30, 2019				November 30, 2018
	Cannabis operations $	Analytical Testing $	Corporate $	Total $	Cannabis operations $	Analytical Testing $	Corporate $	Total $
Revenue	57,795	901	(590)	58,106	-	86	(34)	52
Cost of sales	16,702	413	(360)	16,755	-	33	(1)	32
	41,093	488	(230)	41,351		53	(33)	20
Other operating expenses	13,031	642	19,424	33,097	3,409	589	9,789	13,787
	28,062	(154)	(19,654)	8,254	(3,409)	(536)	(9,822)	(13,767)
Non- operating income (loss)	(6,323)	(3,194)	(5,273)	(14,790)	(173)	(15)	(1,957)	(2,145)
Net income (loss)	21,739	(3,348)	(24,927)	(6,536)	(3,582)	(551)	(11,779)	(15,912)
Total assets	50,652	1,365	102,734	154,751	8,162	3,414	42,098	53,674
Total liabilities	18,718	78	3,221	22,017	235	25	701	961

Revenue

Revenue is comprised mainly of service revenue from (“Cannabis Operations”) including proprietary and industry leading extraction services, the sale of cannabis and hemp biomass and oil, white label product formulation and manufacturing. The Company also generates revenue from analytical testing from the lab.

Revenue increased to $30,624 in the fourth quarter of fiscal 2019, compared to $14 in the same period in fiscal 2018, and is also up 86% from the $16,462 generated in the third quarter of 2019. This increase in revenue is due to Cannabis Operations of $30,534 (2018 - $nil) as the Company continues to focus on processing cannabis and hemp biomass for industry partners and scaling up the white label product formulation and manufacturing to include tinctures and vaporizers in the fourth quarter. In addition, the Company generated $356 (2018 - $18) in revenue from analytical testing through the Company’s ISO 17025 accredited lab, including $266 (2018 - $4) in intercompany testing revenue.

Management Discussion & Analysis

The Company’s revenue from Cannabis Operations for year ended November 30, 2019 increased to $57,795 compared to $nil in fiscal 2018. The company commenced extraction operations in the first quarter of fiscal 2019, and the size and frequency of shipments continued to increase throughout the year in addition to expanding the breadth of services to include white label product formulation and manufacturing. In addition, the Company generated $901 (2018 - $86) in revenue from analytical testing, including $590 (2018 - $34) in intercompany testing revenue.

Cost of sales

Cost of sales increased to $8,030 for the three months ended November 30, 2019, compared to $10 in the same period in fiscal 2018. The increase in cost of sales is a direct result of the Company commencing Cannabis Operations in the first quarter of 2019 and correlates to the increase in revenue realized by the Company. The cost of sales from Cannabis Operations was $7,936 (2018 - $nil) comprised of purchases of raw cannabis and hemp biomass, analytical testing costs, shipping, consumables, wages and salaries including benefits, and an allocation of other operating expenses including facility overhead and depreciation costs. The cost of sales from analytical testing was $219 (2018 - $(2)) comprised of wages and salaries including benefits, consumables, and an allocation of other operating expenses including facility overhead and depreciation costs.

For the year ended November 30, 2019, cost of sales increased to $16,755 from $32 in fiscal 2018 for the reasons noted above. The cost of sales from Cannabis Operations was $16,702 (2018 - $nil) comprised of purchases of raw cannabis and hemp biomass, analytical testing costs, shipping, consumables, wages and salaries including benefits, and an allocation of other operating expenses including facility overhead and depreciation costs. The cost of sales from analytical testing was $413 (2018 -  $33) comprised of wages and salaries including benefits, consumables, and an allocation of other operating expenses including facility overhead and depreciation costs.

Gross profit

Gross profit increased to $22,594 for the three months ended November 30, 2019, compared to $4 in the same period in fiscal 2018. The gross profit from Cannabis Operations for the fourth quarter was $22,598 or 74.0% compared to $nil in the same period in fiscal 2018. The analytical testing operations also saw an increase in gross profit for the fourth quarter to $137 or 38.5% compared to $20 or 112% in the same period in fiscal 2018.

For the year ended November 30, 2019, gross profit increased to $41,351 compared to $20 in fiscal 2018. The gross profit from Cannabis Operations was $41,093 or 71.1% compared to $nil in the same period in fiscal 2018. Analytical testing operations saw an increase in gross profit for fiscal 2019 to $488 or 54.2% compared to $53 or 62.2% in 2018.

	For the three months ended		For the year ended
Operating expenses	November 30, 2019 $	November 30, 2018 $	November 30, 2019 $	November 30, 2018 $
Advertising and promotion	362	620	2,877	1,114
Depreciation and amortization	2,945	348	4,828	1,010
Facility costs	225	34	585	385
Foreign exchange (gain) loss	-	(5)	2	(73)
General and administrative	262	66	613	299
Insurance	174	33	504	71
Management and consulting fees	671	618	2,597	2,719
Professional fees	1,052	199	1,731	593
Research, extraction and lab supplies	890	137	2,183	474
Share-based payments	3,717	2,336	12,550	5,456
Travel and business development	193	43	629	375
Wages and salaries	1,629	545	3,998	1,364

Management Discussion & Analysis

Advertising and promotion

Advertising and promotion expenses decreased to $362 in the fourth quarter, compared to $620 in the same period in fiscal 2018. The Company incurred costs in the fourth quarter of 2018 specifically related to the commencement of the build out of the “It’s Personal” brand awareness campaign, these costs did not reoccur in the current year.

Advertising and promotion expenses for fiscal 2019 increased to $2,877 from $1,114 in 2018 due to general growth in the scale of operations and specific activities around building brand awareness and increasing the Company’s business to business presence in the cannabis space with additional digital, print and social media content and attendance at various industry conferences in the first half of fiscal 2019.

Depreciation and amortization

Depreciation and amortization expense increased to $2,945 in the fourth quarter, compared to $348 in the same period in fiscal 2018. The increase is a result of commencing depreciation on the building and improvements as the production facility in Kelowna, BC was in operation. In addition, the Company continued to acquire extraction, post processing, white label product formulation and manufacturing equipment to ramp up processing capacity to meet demand from industry partners. The Company also commenced amortization of the intangible asset associated with the SoRSE sales and license agreement in Canada resulting in an expense of $1,784 for the three months ended November 30, 2019. During the three months ended November 30, 2019, $575 (2018 - $nil) of depreciation was allocated to inventory.

Depreciation and amortization for the year ended November 30, 2019 increased to $4,828 from $1,010 in fiscal 2018 for the same reasons outlined above. During fiscal 2019, $1,061 (2018 - $nil) of depreciation was allocated to inventory.

Facility costs

Facility costs for the three months ended November 30, 2019 increased to $225, compared to $34 in the same period of fiscal 2018. The increase is a result of the lease of the Company’s corporate office in Toronto, Ontario and an overall increased level of repair and maintenance activity.

Facility costs for the year ended November 30, 2019 increased to $585 from $385 in fiscal 2018. The increase was driven by higher utility costs and general repairs and maintenance at the Kelowna facility which was partially offset by lower rent with the acquisition of the Kelowna production facility in fiscal 2019.

Foreign exchange (gain) loss

Foreign exchange gain for the three months ended November 30, 2019 of $nil compared to foreign exchange loss of $5 in the same period of fiscal 2018.

Foreign exchange loss for the year ended November 30, 2019 of $2 compared to a foreign exchange gain of $73 in fiscal 2018 is a result of the write off of the balance outstanding under the MKHS LLC promissory note receivable which was denominated in United States dollars in the fourth quarter of 2018.

General and administrative

General and administrative expenses for the three months ended November 30, 2019 increased to $262, compared to $66 in the same period of fiscal 2018. The increase is a result of overall increased activity within the Company with production commencing during the current year. General and administrative expenses for fiscal 2019 increased to $613 from $299 in fiscal 2018 for the same reasons outlined above.

Insurance

Insurance expense for the three months ended November 30, 2019 increased to $174, compared to $33 in the same period of fiscal 2018. The increase is a result of overall increased activity within the Company with production commencing during the current year requiring additional coverage for the Company. Insurance expense for fiscal 2019 increased to $504 from $71 in fiscal 2018 for the same reasons outlined above.

Management Discussion & Analysis

Management and consulting fees

Management and consulting fees increased to $671 in the fourth quarter, compared to $618 in the same period in fiscal 2018. Management and consulting fees for the year ended November 30, 2019 decreased to $2,597 from $2,719 in fiscal 2018. The current period includes a one-time payment made on the termination of two consulting agreements in the amount of $773 to independent external consultants. The prior period includes a one-time payment made on termination of a consulting agreement with a former president of the Company.

Professional fees

Professional fees increased to $1,052 in the fourth quarter, compared to $199 in the same period of fiscal 2018. The increase is a result of overall increased activity within the Company resulting in higher legal costs associated with contract review and the acquisition of Pommies and higher audit fees. For the same reasons, professional fees for fiscal 2019 increased to $1,731 from $593 in fiscal 2018.

Research, extraction and lab supplies

Research, extraction and lab supplies for the three months ended November 30, 2019 increased to $890, compared to $137 in the same period of fiscal 2018. The increase is a result of additional research and development activities and the ramp up of activity levels within the Company which were not at capacity during the period. Research, extraction and lab supplies for fiscal 2019 increased to $2,183 from $474 in fiscal 2018 for the same reasons outlined above.

Share-based payments

Share-based payments increased to $3,717 in the fourth quarter of 2019, compared to $2,336 in the same period in fiscal 2018. The increase is a result of a $3,111 stock option expense associated mainly with the company wide employee stock option grant in October 2018 and July 2019 to reward employees and align them with the continued focus of generating shareholder value in the Company. Additionally, there was an expense of $606 related to the grant of shares to certain directors, officers, employees and consultants of the Company.

Share-based payments expense for the year ended November 30, 2019 increased to $12,550 from $5,456, in fiscal 2018 for the same reasons outlined above. Stock option expense for fiscal 2019 increased to $7,576 (up from $ 4,158 in fiscal 2018), while grants of shares to certain directors, officers, employees and consultants of the Company increased to $4,974 for fiscal 2019 compared to $1,298 in fiscal 2018.

Travel and business development

Travel and business development increased to $193 in the three months ended November 30, 2019, compared to $43 in the same period of fiscal 2018. The increase is a result of overall increased activity within the Company. For fiscal 2019, travel and business development expense increased to $629 from $375 in fiscal 2018 due to additional conferences, site visits with industry partners and overall increased levels of activity.

Salaries and wages

Salaries and wages increased to $1,629 in the fourth quarter, compared to $545 in the same period in fiscal 2018. The increase reflects the general expanding scale of operations and required resources to support that growth in all areas of the business. For the year ended November 30, 2019, salaries and wages increased to $3,998 from $1,364 in fiscal 2018 for the same reasons outlined above.

Adjusted EBITDA (non-GAAP measure)

Adjusted EBITDA is a non-GAAP measure used by management that does not have any standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other companies. Management defines adjusted EBITDA as income (loss) and comprehensive income (loss) from operations, as reported, before interest, tax, depreciation and amortization, and adjusted for removing share-based payments, unrealized gains and losses from short term investments and liabilities, and other one-time and non-cash items including impairment losses. Management believes adjusted EBITDA is a useful financial metric to assess its operating performance on an adjusted basis as described above.

Management Discussion & Analysis

	For the three months ended		For the year ended
Adjusted EBITDA (non-GAAP measure)	November 30, 2019 $	November 30, 2018 $	November 30, 2019 $	November 30, 2018 $
Loss and comprehensive loss for the period	4,466	(7,388)	(6,536)	(15,912)
Depreciation and amortization (per statement of cash flows)	3,520	348	5,890	1,010
Interest expense	6	1	17	26
Interest income	(315)	(39)	(1,003)	(328)
Income taxes	6,275	1	6,275	1
Share based payments	3,717	2,336	12,550	5,456
Impairment loss assets held for sale	-	-	3,194	-
Contract termination costs	-	-	5,945	-
One-time payments made on termination of consulting agreements	-	-	773	-
Loss on promissory note receivable	-	2,214	-	2,214
Unrealized gain on short-term liabilities	(39)	-	(245)	-
Unrealized loss on short-term investments	39	243	576	243
	13,203	5,104	33,972	8,622
Adjusted EBITDA	17,669	(2,284)	27,436	(7,290)

For the year ended November 30, 2019, adjusted EBITDA increased by $34,726 over fiscal 2018, due to the ramp up of revenue from both extraction and analytical testing services.

QUARTERLY RESULTS

The following table presents certain unaudited financial information for each of the eight quarters up to and including the quarter ended November 30, 2019. The information has been derived from our unaudited quarterly consolidated financial statements. Past performance is not a guarantee of future performance, and this information is not necessarily indicative of results for any future period.

	Three Months Ended
	November 30, 2019 $	August 31, 2019 $	May 31, 2019 $	February 28, 2019 $
Revenue	30,624	16,462	8,800	2,220
Income (loss) and comprehensive income (loss)	4,466	5,893	(10,529)	(6,366)
Basic income (loss) per share	0.04	0.05	(0.10)	(0.07)
Diluted income (loss) per share	0.04	0.05	(0.10)	(0.07)

	Three Months Ended
	November 30, 2018 $	August 31, 2018 $	May 31, 2018 $	February 28, 2018 $
Revenue	14	15	23	-
Loss and comprehensive loss	(7,388)	(2,306)	(2,441)	(3,777)
Basic and diluted (loss) per share	(0.10)	(0.03)	(0.03)	(0.06)

FINANCIAL POSITION

The following table provides a summary of our financial position as at November 30, 2019 and 2018.

	November 30,2019	November 30, 2018
	$	$
Total assets	154,751	53,674
Total liabilities	22,017	961
Share capital	153,826	65,049
Deficit	(36,057)	(29,521)

Management Discussion & Analysis

Total assets

Total assets increased to $154,751 as at November 30, 2019 from $53,674 as at November 30, 2018, primarily due to the closing of the April 2019 bought deal financing for net proceeds of $40,252 and the exercise of warrants for gross proceeds of $22,602 which were utilized to fund the Company’s cash loss from operating activities of $7,639 with the ramp up of operations commencing during the year. As at November 30, 2019, the Company had a cash balance of $49,888, and short-term investments of $8,813.

Total liabilities

Total liabilities increased to $22,017 as at November 30, 2019 from $961 as at November 30, 2018, primarily due to fluctuations in income taxes payable, trade accounts payable associated with the timing of acquisition of certain key pieces of equipment and cannabis and hemp biomass that will allow the Company to continue to expand extraction and post processing capacity, and white label product development and manufacturing.

Share capital

Share capital increased to $153,826 as at November 30, 2019 from $65,049 as at November 30, 2018, primarily due to the issuance of 14,618,644 shares through the bought deal financing for net proceeds of $38,586, exercise of 9,037,252 warrants for gross proceeds of $22,602, exercise of 1,913,439 stock options for gross proceeds of $1,144, the issuance of 5,513,000 shares associated with employment and consulting agreements with certain directors, officers and consultants of the Company and the issuance of 1,208,104 shares associated with the acquisition of Pommies.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity

Management intends to finance operating costs over the next twelve months with current cash and short-term investments on hand, proceeds from the exercise of warrants and stock options, and potentially raising additional capital. There is no assurance that the Company will be successful in raising additional capital on commercially reasonable terms or at all. See “Risks and Uncertainties”.

As at November 30, 2019, the Company had $49,888 of cash, $8,813 of short-term investments, $35,080 of receivables, $14,855 of accounts payable and accrued liabilities, and income tax payable of $6,280. As of November 30, 2018, the Company had $1,726 of cash, $23,506 of short-term investments, $1,751 of receivables, $1,007 in a promissory note receivable and $961 of accounts payable and accrued liabilities.

	For the year ended
	November 30, 2019	November 30, 2018
	$	$
Operating activities	(7,639)	(8,705)
Financing activities	63,998	40,123
Investing activities	(8,197)	(29,983)

Operating activities

Net cash used in operating activities for the year ended November 30, 2019 was $7,639 as a result of an increase in non-cash working capital of $29,547, partially offset by non-cash expenses related to share based payments of $12,550, depreciation and amortization of $5,890, the contract termination cost of $5,945 and impairment of assets held for sale $3,194. During the comparative year ended November 30, 2018, net cash used in operating activities was $8,705 as a result of a loss for the period of $15,912, an increase in non-cash working capital of $2,110 and non-cash expenses related to share-based payments of $5,456.

Financing activities

Net cash received from financing activities for the year ended November 30, 2019 was $63,998 as a result of the closing of the April 2019 bought deal financing $40,252, proceeds from the exercise of stock options of $1,144 and warrants of $22,602.

Management Discussion & Analysis

During the comparative year ended November 30, 2018, net cash received from financing activities totalled $40,123 mainly comprised of net proceeds from a private placement of $12,763, bought deal financing $25,384, proceeds from subscriptions receivable of $8, and the exercise of warrants of $921, which was offset by the repayment of the remaining balance outstanding under the promissory notes payable of $878.

The Company filed a prospectus dated October 3, 2018 (the “2018 Prospectus”). Since the 2018 Prospectus, the Company has progressed with its business plan and continues to remain substantially in line with the budget and timing estimates disclosed in the 2018 Prospectus. Set out below is an approximate breakdown of the funds spent by the Company to date from the proceeds disclosed in the 2018 Prospectus, compared with the estimated expenditures as disclosed in the 2018 Prospectus:

Expected expenditures	Expected Expenditures for 2018 (As per the 2018 Prospectus) $	Approximate Actual Expenditures for 2018 $	Expected Expenditures for 2019 (As per the 2018 Prospectus) $	Approximate Actual Expenditures for 2019 $
Acquisition of 230 Carion Road	4,000	-	-	4,500
Acquisition of additional extraction and post- processing equipment at 230 Carion Road to meet demand	6,000	425	-	5,500
Complete domestic geographic expansion analysis and acquire facility in strategic location	-	-	4,000	3,500
Complete buildout of facility selected for geographic expansion	-	-	2,000	-
Acquire equipment for new facility selected for geographic expansion	-	-	5,000	-
Total expenditures	10,000	425	11,000	13,500

The Company filed a prospectus dated April 2, 2019 (the “2019 Prospectus”). Since the 2019 Prospectus, the Company has progressed with its business plan and continues to remain substantially in line with the budget and timing estimates disclosed in the 2019 Prospectus. Set out below is an approximate breakdown of the funds spent by the Company to date from the proceeds disclosed in the 2019 Prospectus, compared with the estimated expenditures as disclosed in the 2019 Prospectus:

Expected expenditures	Expected Expenditures for 2019 / 2020 (As per the 2019 Prospectus) $	Approximate Actual Expenditures for 2019 $
Retrofit building located on the 180 Carion Road	9,000	3,300
Purchase equipment for 180 Carion Road	11,300	-
Expansion of processing facility and extraction capacity at the 230 Carion Road	5,200	2,000
Source and secure strategic partnerships and joint venture opportunities	7,000	-
Total expenditures	32,500	5,300

Investing activities

During the year ended November 30, 2019, net cash used in investing activities was $8,197, primarily due to the acquisition of property, plant and equipment of $20,231, the acquisition of Pommies of $4,021, and offset by the redemption of short-term investments of $15,006, and the repayment of a promissory note receivable of $1,000. During the comparative year ended November 30, 2018, cash flow used in investing activities was $29,983, primarily due to the acquisition of short-term investments of $23,506, acquisition of property, plant and equipment of $5,677 and issuance of a promissory note receivable to SoRSE of $1,000.

Management Discussion & Analysis

Capital resources

The Company manages its capital structure and adjusts it based on the funds available to the Company in order to maintain operations. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business. The Company defines capital that it manages as shareholders’ equity.

The Company has historically relied on the equity markets to fund its activities. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

The Company is not currently subject to externally imposed capital requirements. There were no changes to the Company’s approach to capital management. As at November 30, 2019, total current assets less current liabilities totalled $88,176.

OUTSTANDING SHARES, OPTION, AND WARRANTS

The Company is authorized to issue an unlimited number of common and preferred shares. The table below outlines the number of issued and outstanding common shares, warrants and options.

	February 24, 2020	November 30, 2019	November 30, 2018
Common shares	125,979,520	125,504,096	93,213,657
Warrants	8,901,098	8,988,810	9,760,297
Options	7,475,446	7,673,362	6,607,129

OFF-BALANCE SHEET AGREEMENTS

The Company has not engaged in any off-balance sheet arrangements such as obligations under guarantee contracts, a retained or contingent interest in assets transferred to an unconsolidated entity, any obligation under derivative instruments or any obligation under a material variable interest in an unconsolidated entity that provides financing, liquidity, market risk or credit risk support to the Company or engages in leasing or hedging services with the Company.

COMMITMENTS

The Company leases production and office space under operating leases which range in expiration from September 2020 to December 2029. The Company also has other purchase commitments with varying terms. One production facility lease has optional renewal terms that the Company may exercise at its option.

Future commitments, which include minimum lease payments, and capital and other working capital purchase commitments due in each of the next five reporting years are as follows:

$
2020	35,515
2021	42,396
2022	414
2023	433
2024	452
Thereafter	2,544
81,754

Management Discussion & Analysis

Obligation to issue shares

The Company has entered into agreement with officers, employees and consultants, to issue the following shares:

	Number of shares to be issued
	2020	2021	2022	2023	Total
Officers and employees	1,200,000	650,000	600,000	450,000	2,900,000

There were no new commitments entered into by the Company during the three months ended November 30, 2019 to issue shares to directors, officer, employees or consultants. Upon termination of the services, the entitlement to the shares may be forfeited. Any share-based payments previously recognized related to the remaining unvested tranches will be reversed against profit and loss.

FINANCIAL RISK MANAGEMENT

The Company is exposed to varying degrees to a variety of financial related risks. The Board approves and monitors the risk management processes, inclusive of counterparty limits, controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is provided as follows:

Interest risk

The Company’s exposure to interest risk only relates to its investment of surplus cash. The Company may invest surplus cash in highly liquid investments with short terms to maturity and would accumulate interest at prevailing rates for such investments. At November 30, 2019, the Company had cash, restricted short-term investments, and short-term investments of $58,801. At November 30, 2019, a 1% decrease in interest rates would result in a reduction in interest income by $588 compared to a 1% increase in interest rates which would have an equal but opposite effect.

Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash, restricted short-term investments, short-term investments and receivables. The Company’s cash, restricted short-term investments, and short-term investments are held through large Canadian financial institutions and no losses have been incurred in relation to these items.

The Company’s receivables are comprised of trade accounts receivable, GST ITC’s, and interest on short-term investments. In addition, the Company has $6,961 in trade accounts receivable outstanding over 60 days at November 30, 2019. The expected loss rate for overdue balances is estimated to be nominal based on subsequent collections, discussions with associated customers and analysis of the credit worthiness of the customer. Of the total billed trade receivables at November 30, 2019, the Company has subsequently collected or has trade payables outstanding with the same customers representing 81% of the total balance. Of the Company’s trade receivables outstanding at November 30, 2019, 89% are held with five Health Canada licensed customers of the Company.

The carrying amount of cash, restricted short-term investments, short-term investments and receivables represent the maximum exposure to credit risk, and as at November 30, 2019, this amounted to $93,881.

Economic dependence risk

Economic dependence risk is the risk of reliance upon a select number of customers which significantly impact the financial performance of the Company. The Company recorded sales from four Health Canada licensed customers of the Company representing 78% of total revenue in the year.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to pay financial instrument liabilities as they come due. The Company manages its liquidity risk by reviewing on an ongoing basis its capital requirements. As at November 30, 2019, the Company has $58,801 of cash, restricted short-term investments, and short-term investments. The Company is obligated to pay accounts payable and accrued liabilities of $14,855.

Management Discussion & Analysis

Foreign currency risk

The Company is exposed to foreign currency risk on fluctuations related to cash and accounts payable and accrued liabilities that are denominated in US dollars. As at November 30, 2019, a 10% appreciation of the Canadian dollar relative to the US dollar would have decreased net financial assets by approximately $0.5 (November 30, 2018 - $4 decrease in net financial assets). A 10% depreciation of the Canadian dollar relative to the US dollar would have had the equal but opposite effect.

Price risk

The Company is exposed to price risk with respect to commodity prices. Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. The Company closely monitors commodity prices of raw materials, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company.

CRITICAL ACCOUNTING ASSUMPTIONS

The preparation of these consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from these estimates.

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the end of the reporting period that could result in a material adjustment to the carrying amounts of assets and liabilities in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

i)	The inputs used in calculating the fair value for share-based compensation expense included in profit or loss.

ii)	The valuation of shares and other equity instruments issued in non-cash transactions. Generally, the valuation of non-cash transactions is based on the value of the goods or services received. When non-cash transactions are entered into with employees and those providing similar services, the non-cash transactions are measured at the fair value of the consideration given up using market prices.

iii)	Amortization of property, plant and equipment and intangible assets are dependent upon the estimated useful lives, which are determined through the exercise of judgement. The assessment of any impairment of these assets is dependent upon estimates of recoverable amounts that take into account factors such as economic and market conditions and the useful lives of assets.

iv)	Judgement is used in determining whether an acquisition is a business combination or an asset acquisition. Judgement is also required to assess whether the amounts paid on achievement of milestones represents contingent consideration or compensation for post-acquisition services. Judgment is also required to assess whether contingent consideration should be classified as equity or a liability. Contingent consideration that is classified as equity is not remeasured at subsequent reporting dates and its subsequent settlement is accounted for within equity. Contingent consideration that is classified as a liability is remeasured at fair value at each reporting date and subsequent changes in the fair value of the contingent consideration are recognised in profit or loss.

CHANGES IN ACCOUNTING POLICIES

IFRS 9, Financial Instruments

The Company adopted IFRS 9 retroactively and determined that there is no change to the comparative period or transitional adjustments required as a result of adoption.

IFRS 9 was issued by the International Accounting Standards Board (“IASB”) to replace IAS 39 and is effective for years commencing on or after January 1, 2018. IFRS 9 uses a single approach to determine if a financial asset is classified and measured at fair value or amortized cost. Financial assets under IFRS 9 are initially measured at fair value and are subsequently measured at either amortized cost, fair value through other comprehensive income or fair value through profit or loss.

Management Discussion & Analysis

Amortized Cost

Financial assets classified and measured at amortized cost are those assets that are held with the objective to collect contractual cash flows, and the contractual terms of the financial asset give rise to cash flows that are solely payments of principal and interest. Financial assets classified at amortized cost are measured using the effective interest method.

Fair Value Through Other Comprehensive Income (“FVTOCI”)

Financial assets classified and measured at FVTOCI are those assets that are held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets, and the contractual terms of the financial asset give rise to cash flows that are solely payments of principal and interest.

Fair Value Through Profit and Loss (“FVTPL”)

Financial assets classified and measured at FVTPL are those assets that do not meet the criteria to be classified at amortized cost or at FVTOCI. This category includes debt instruments whose cash flow characteristics are not solely payments of principal and interest or are not held with the objective to collect contractual cash flows, or to both collect contractual cash flows and sell the financial asset.

Classification and measurement of financial liabilities

Accounting for financial liabilities remains largely the same under IFRS 9 and subsequently the Company’s liabilities were not significantly impacted by the adoption.

Financial liabilities are initially measured at fair value, and, where applicable, adjusted for transaction costs unless the Company designates a financial liability at fair value through profit and loss. Subsequently, financial liabilities are measured at amortized cost using the effective interest method.

Impairment of financial assets at amortized cost

An expected credit loss impairment model applies which requires a loss allowance to be recognized based on expected credit losses. The estimated present value of future cash flows associated with the asset is determined and an impairment loss is recognized for the difference between this amount and the carrying amount as follows: the carrying amount of the asset is reduced to estimated present value of the future cash flows associated with the asset, discounted at the financial asset’s original effective interest rate, either directly or through the use of an allowance account and the resulting loss is recognized in profit or loss for the period.

In a subsequent period, if the amount of the impairment loss related to financial assets measured at amortized cost decreases, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been reversed.

Derecognition – Financial assets

The Company derecognizes financial assets only when the contractual rights to cash flows from the financial assets expire, or when it transfers the financial assets and substantially all of the associated risks and rewards of ownership to another entity. Gains and losses on derecognition are generally recognized in the consolidated statements of loss and comprehensive loss.

The following table summarizes the Company’s financial instruments under IAS 39 and IFRS 9:

	IAS 39 Classification	IFRS 9 Classification
Cash and cash equivalents	FVTPL	FVTPL
Short-term investments	FVTPL	FVTPL
Receivables	Loans and receivables	Amortized cost
Restricted short-term investments	N/A	FVTPL
Promissory note receivable	Loans and receivables	Amortized cost
Accounts payable and accrued liabilities	Other financial liabilities	Amortized cost
Finder’s fee payable	N/A	FVTPL

Management Discussion & Analysis

The adoption of IFRS 9 did not have a material impact to the Company’s classification and measurement of financial assets and liabilities.

IFRS 15, Revenue from contracts with customers

IFRS 15 was issued by the IASB to provide guidance on how and when revenue should be recognized based on a five-step model, which is applied to all contracts with customers and is effective for years beginning on or after January 1, 2018.

The Company has applied IFRS 15 retrospectively and determined that there is no change to the comparative period or transitional adjustments required as a result of the adoption. The Company’s accounting policy for revenue recognition under IFRS 15 is as follows:

1.	Identifying the contract with the customer;

2.	Identifying the performance obligation(s) in the contract;

3.	Determining the transaction price;

4.	Allocating the transaction price to the performance obligation(s) in the contract; and

5.	Recognizing revenue when or as the Company satisfies the performance obligation(s).

Revenue from the sale of cannabis biomass and oil is recognized at a point in time when the Company has satisfied the performance obligations under the customer contracts. Revenue from toll processing and white label manufacturing, under fee for service agreements, is recognized over time under the customer contracts.

The pattern and timing of revenue recognition under the new standard is consistent with prior year practice. There were no adjustments recognized on the adoption of IFRS 15 during the year ended November 30, 2019.

New IFRS Not Yet Effective

IFRS 16 – Leases

IFRS 16 was issued by the IASB to bring most leases onto the statement of financial position for lessees under a single model, eliminating the distinction between operating and finance leases. Under IFRS 16, a lessee recognizes a right-of-use asset and a lease liability. The right-of-use asset is treated similarly to other non-financial assets and depreciated accordingly, and the liability accrues interest. The lease liability is initially measured at the present value of the lease payments payable over the lease terms, discounted at the rate implicit in the lease or an entity’s incremental borrowing rate if the implicit rate cannot be readily determined. Lessees are permitted to make an election for leases with a term of 12 months or less, or where the underlying asset is of low value and not recognize assets and lease liabilities. The expense associated with these leases can be recognized on a straight-line basis over the lease term or on another systematic basis. A lessee will apply IFRS 16 to its leases either retrospectively to each reporting period presented or retrospectively with the cumulative effect of initially applying IFRS 16 being recognized at the date of initial application.

IFRS 16 is effective for the Company for its year beginning December 1, 2019 with early adoption permitted. The Company is continuing to assess the impact of this new standard on its financial position and financial performance.

The Company entered into various lease agreements for production space and equipment effective December 10, 2019 to December 31, 2029. Management estimated the right-of-use asset and lease liability of $285 on December 10, 2019, and right- of-use asset of $2,588 and lease liability of $2,565 on January 1, 2020, with respect to these leases.

Management Discussion & Analysis

RELATED PARTY TRANSACTIONS

Goods and Services

The Company entered into certain transactions with related parties during the period ended November 30, 2019 as follows:

			Year ended		As at
			November 30, 2019	November 30, 2018	November 30, 2019	November 30, 2018
			$	$	$	$
Name and Relationship to Company	Transaction			Expense	Balance Payable (Receivable)
1022006 BC Ltd., a company controlled by Dave Gervais and Tim Tombe, former directors	Rent	(1)	-	189	-	-
Phi Beta Capital Advisors Ltd., a company controlled by the spouse of Robert Van Santen former Chief Executive Officer, Chief Financial Officer and director	Rent	(2)	-	9	-	-
NorthOk Properties Inc, a company controlled by Ashley McGrath, a director	Rent	(1)	76	63	-	-

Supra Research and Development Inc, a company controlled by Rob O’Brien, the former Chief Scientific Officer Valens Agritech and director	Equipment	(3)	-	293	-	-

(1)	Rent for the Company’s facility at 230 Carion Road, Kelowna, BC was measured at the exchange amount, which is the amount of consideration agreed by the related parties. In the fourth quarter of 2018, the building was sold and the lease was transferred to NorthOk Properties Inc., a company controlled by Ashley McGrath, a director of the Company. In the second quarter of 2019, the Company acquired the facility and has no further lease commitments on this property.

(2)	Rent for office space for the Company in Vancouver, BC and is measured at the exchange amount, which is the amount of consideration agreed by the related parties.

(3)	The Company purchased lab instrumentation equipment for the operations of Supra THC Services Inc. measured at the exchange amount, which is the amount of consideration established and agreed by the related parties.

Key Management Compensation

Key management personnel are those persons having the authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly. The Company has defined key management personnel to include the CEO, CFO, COO, CSO, President, Vice Presidents and directors of the Company.

The remuneration paid or accrued for the Company’s key management personnel and directors are as follows:

	Year ended
	November 30, 2019	November 30, 2018
	$	$
Management and consulting fees
Tyler Robson, Chief Executive Officer and director	737	630
Irwin Professional Corp., a Company controlled by Chris Irwin - Director of the Company	70	14
Agilis Capital Corporation, a company controlled by Robert van Santen – former Chief Financial Officer, Chief Executive Officer and director	-	145
Supra Research and Development Inc, a company controlled by Rob O’Brien – former Chief Scientific Officer Valens Agritech and director	-	117
Advanced Nutri-Tech Systems Inc, a company controlled by Saul Katz a former President and director	-	188
1123278 BC Ltd, a company controlled by Dave Gervais a former director	-	85
Total	807	1,179

Management Discussion & Analysis

Wages and salaries
Chantel Popoff, Chief Operating Officer	304	94
Chris Buysen, Chief Financial Officer	299	95
Everett Knight, Executive Vice President Strategy and Investments	282	-
Jeff Fallows, President	225	-
Nitin Kaushal, director	71	14
Ashley McGrath, director	69	14
Deepak Anand, director	39	-
Rob O’Brien, former Chief Scientific Officer Valens Agritech and director	-	13
Total	1,289	230

Share-based payments(1)
Tyler Robson, Chief Executive Officer and director	2,672	786
Jeff Fallows, President	1,339	-
Everett Knight, Executive Vice President Strategy and Investments	1,172	-
Chris Buysen, Chief Financial Officer	1,069	367
Chantel Popoff, Chief Operating Officer	963	343
Deepak Anand, director	151	-
Ashley McGrath, director	112	43
Nitin Kaushal, director	112	43
Chris Irwin, director	112	43
Saul Katz, former President and director of the Company	-	760
Total	7,702	2,385

(1)	Share-based payments are the fair value of options granted and vested to key management personnel and directors of the Company under the Company’s stock option plan and the grant of common shares of the Company under employment and consulting agreements.

Related Party Balances

The following related party amounts were included in (a) accounts payable and accrued liabilities and (b) receivables:

	As at
	November 30, 2019	November 30, 2018
	$	$
Accounts Payable and Accrued Liabilities:
(a) Officers, former directors, and companies controlled by former directors (1)	21	9

Receivables:
(b) Officers and a former director of the Company(2)	282	319

(1)	The amounts payable to related parties have no specific terms of repayment, are unsecured and do not bear interest.

(2)	The amounts receivable from related parties have no specific terms of repayment, are unsecured and do not bear interest.

Management Discussion & Analysis

Promissory Notes

On October 30, 2016, the Company entered into promissory note agreements (the “Notes”) with the following related parties.

		Year ended		As at
		November 30, 2019	November 30, 2018	November 30, 2019	November 30, 2018
		$	$	$	$

Name and Relationship to Company	Principal Balance of Notes	Interest expense on Notes		Balance Payable
0768390 BC Ltd., a company controlled by Tim Tombe, a former director	658	-	4	-	-
1009368 BC Ltd., a company controlled by Noreen Spanell, a shareholder	960	-	-	-	-
1022006 BC Ltd., a company controlled by Dave Gervais, a former director and Tim Tombe, a former director	195	-	5	-	-
Dave Gervais, a former director	790	-	7	-	-
Tim Tombe, a former director	72	-	1	-	-
Total	2,675	-	17	-	-

RISK FACTORS

Many factors could cause the Company’s actual results, performance and achievements to differ materially from those expressed or implied by the forward-looking statements and forward-looking information, including without limitation, the following factors, which are discussed in greater detail under the heading “Risk Factors” in the Company’s draft Listing Statement dated May 5, 2016 filed with the CSE and available on www.thecse.com, which risk factors are incorporated by reference into this document, and should be reviewed in detail by all readers:

•	The Company held a promissory note receivable from MKV Ventures 1 LLC, a 100% owned subsidiary of MKHS LLC, a fully licensed Arizona based cannabis cultivation, extraction and medical dispensary business. While MKHS LLC operations are believed to be compliant with all applicable U.S. state and local laws, the Company has not obtained a legal opinion on this matter and cannabis does remain illegal under federal law in the U.S; this promissory note was written off in the fourth quarter of 2018.

•	Regulatory scrutiny of the Company’s industry may negatively impact its ability to raise additional capital;

•	The Company could be negatively impacted by its customers inability to raise additional capital;

•	The Company’s ability to process, store and sell cannabis in Canada is dependent upon licenses from Health Canada which are subject to ongoing compliance and reporting requirements;

•	The Company may have difficulty accessing the service of banks and processing credit card payments in the future, which may make it difficult for the Company to operate;

•	The activities of the Company are subject to regulation by governmental authorities, particularly Health Canada;

•	The Company’s operations are subject to various laws, regulations and guidelines relating to the manufacture, management, transportation, storage and disposal of cannabis but also including laws and regulations relating to health and safety, the conduct of operations and the protection of the environment;

•	Third parties the Company does business with may perceive that they are exposed to reputational risk as a result of the Company’s cannabis business activities;

•	The operation of the Company can be impacted by adverse changes or developments affecting the facilities of the Company’s wholly-owned subsidiaries;

Management Discussion & Analysis

•	The Company’s ability to recruit and retain management, skilled labour and suppliers is crucial to the Company’s success;

•	The Company’s growth strategy contemplates outfitting its facilities with additional production resources. A variety of factors could cause these activities to not be achieved on time, on budget, or at all. As a result, there is a risk that the Company may not have product or sufficient product available to meet the anticipated demand or to meet future demand when it arises;

•	The Company and its wholly-owned subsidiaries have limited operating histories;

•	The Company has a history of net losses, may incur significant net losses in the future and may not achieve or maintain profitability;

•	Even if its financial resources are sufficient to fund its current operations, there is no guarantee that the Company will be able to achieve its business objectives. The continued development of the Company may require additional financing and there can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be favourable to the Company;

•	There is potential that the Company will face intense competition from other companies, some of which can be expected to have longer operating histories and more financial resources and manufacturing and marketing experience than the Company;

•	The Company believes the cannabis industry is highly dependent upon consumer perception regarding the safety, efficacy and quality of the cannabis produced. Consumer perception of the Company’s products can be significantly influenced by scientific research or findings, regulatory investigations, litigation, media attention and other publicity regarding the consumption of cannabis products. There can be no assurance that future scientific research, findings, regulatory proceedings, litigation, media attention or other research findings or publicity will be favorable to the cannabis market or any particular product, or consistent with earlier publicity;

•	The Company and its wholly-owned subsidiaries face an inherent risk of exposure to product liability claims, regulatory action and litigation if its products are alleged to have caused significant loss or injury;

•	The products of the Company’s wholly-owned subsidiaries could be subject to the recall or return of their products for a variety of reasons. If a product recall or return should happen, the Company could be required to incur unexpected expenses and divert management attention and could see harm caused to its image and product sales decline. In addition, as result of the product recall or return, the Company and its wholly-owned subsidiaries could face increased operational scrutiny by Health Canada or other regulatory agencies, requiring further management attention and potential legal fees and other expenses;

•	Any significant interruption or negative change in the availability or economics of the supply chain for key inputs could materially impact the business, financial condition and operating results of the Company;

•	The Company is largely reliant on its own market research to forecast sales as detailed forecasts are not generally obtainable from other sources at this early stage of the cannabis industry in Canada. A failure in the demand for its products to materialize as a result of competition, technological change or other factors could have a material adverse effect on the business, results of operations and financial condition of the Company;

•	The Company may be subject to growth-related risks including capacity constraints and pressure on its internal systems and controls;

•	The Company may engage in acquisitions or other strategic transactions or make investments that could result in significant changes or management disruption;

•	The Company could fail to integrate acquired companies into the business of the Company;

•	Completed acquisitions, strategic transaction or investments could fail to increase shareholder value;

Management Discussion & Analysis

•	The Company may become party to litigation, mediation and/or arbitration from time to time in the ordinary course of business which could adversely affect its business;

•	There can be no assurance that an active and liquid market for the common shares will be maintained and an investor may find it difficult to resell any securities of the Company;

•	The Company does not anticipate paying any dividends on the common shares in the foreseeable future. Dividends paid by the Company would be subject to tax and, potentially, withholdings;

•	The Company’s operations are subject to environmental and safety laws and regulations concerning, among other things, emissions and discharges to water, air and land; the handling and disposal of hazardous and non-hazardous materials and wastes, and employee health and safety;

•	In recent years, securities markets have experienced extremes in price and volume volatility. The market price of securities of many early stage companies, among others, have experienced fluctuations in price which may not necessarily be related to the operating performance, underlying asset values or prospects of such companies. It may be anticipated that any market for the Company’s shares will be subject to market trends generally and the value of the Company’s shares on a stock exchange may be affected by such volatility;

•	Unfavorable economic conditions may negatively impact the Company’s financial viability as a result of increased financing costs and limited access to capital markets;

•	The Company is very dependent upon the personal efforts and commitment of its existing management. To the extent that management’s services would be unavailable for any reason, a disruption to the operations of the Company could result, and other persons would be required to manage and operate the Company; and

•	The Company’s directors and officers may serve as directors and officers or may be associated with other reporting companies or have significant shareholdings in other public companies. To the extent that such other companies may participate in business or asset acquisitions, dispositions, or ventures in which the Company may participate, the directors and officers of the Company may have a conflict of interest in negotiating and concluding terms respecting the transaction. If a conflict of interest arises, the Company will follow the provisions of the Business Corporations Act, British Columbia (“Corporations Act”) in dealing with conflicts of interest. These provisions state, where a director/officer has such a conflict, that the director/officer must at a meeting of the Board, disclose his interest and refrain from voting on the matter unless otherwise permitted by the Corporations Act. In accordance with the laws of the Province of British Columbia, the directors and officers of the Company are required to act honestly, in good faith and in the best interests of the Company.

Dividends

The Company has no dividend record and is unlikely to pay any dividends over the next fiscal year as it intends to employ available funds for growth opportunities in the cannabis sector. Any future determination to pay dividends will be at the discretion of the Board of Directors and will depend on the Company’s financial condition, results of operations, capital requirements and such other factors as the Board of Directors deem relevant.

Management’s Responsibility for Financial Statements

The information provided in this report, including the financial statements, is the responsibility of management. In the preparation of these statements, estimates are sometimes necessary to make a determination of future values for certain assets or liabilities. Management believes such estimates have been based on careful judgments and have been properly reflected in the accompanying financial statements.

In contrast to the certificate required under National Instrument 52-109 Certificate of Disclosure in Issuers’ Annual and Interim Filings (“NI 52-109”), the Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (“DC&P”) and internal control over financial reporting (“ICFR”), as defined in NI 52-109, in particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of:

Management Discussion & Analysis

(i)  controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(ii)   a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Company’s GAAP.

The issuer’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate. Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost-effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

Nature of the Securities

The purchase of the Company’s securities involves a high degree of risk and should be undertaken only by investors whose financial resources are sufficient to enable them to assume such risks. The Company’s securities should not be purchased by persons who cannot afford the possibility of the loss of their entire investment. Furthermore, an investment in the Company’s securities should not constitute a major portion of an investor's portfolio.

Proposed Transactions

There are currently no significant proposed transactions except as otherwise disclosed in this MD&A. Confidentiality agreements and non-binding agreements may be entered into from time to time, with independent entities to allow for discussions of the potential acquisition and/or development of potential business relationships.

Approval

The Board of Directors oversees management’s responsibility for financial reporting and internal control systems through an Audit Committee. This Committee meets periodically with management and annually with the independent auditors to review the scope and results of the annual audit and to review the financial statements and related financial reporting and internal control matters before the financial statements are approved by the Board of Directors and submitted to the shareholders of the Company. The Board of Directors of the Company has approved the financial statements and the disclosure contained in this MD&A.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCING REPORTING

In connection with National Instrument (“NI”) 52-109 (Certification of Disclosure in Issuer’s Annual and Interim Filings) adopted in December 2008 by each of the securities commissions across Canada, the Chief Executive Officer and Chief Financial Officer of the Company will file a Venture Issuer Basic Certificate with respect to the financial information contained in the unaudited interim financial statements and the audited annual financial statements and respective accompanying Management’s Discussion and Analysis. The Venture Issuer Basic Certification does not include representations relating to the establishment and maintenance of disclosure controls and procedures and internal control over financial reporting, as defined in NI 52-109.

DIRECTORS AND OFFICERS

Tyler Robson – Chief Executive Officer, Director

Chris Buysen – Chief Financial Officer, Director

Chantel Popoff – Chief Operating Officer

Jeff Fallows – President

Chris Irwin – Director

Nitin Kaushal – Director

Ashley McGrath – Director

Deepak Anand - Director

Management Discussion & Analysis

OTHER REQUIREMENTS

Additional disclosure of the Company’s material change reports, news releases and other information can be obtained on SEDAR at www.sedar.com.

On Behalf of the Board,

VALENS GROWORKS CORP. (“THE VALENS COMPANY”)

“Tyler Robson”	“Nitin Kaushal”
Tyler Robson	Nitin Kaushal